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                     September 8, 2021

       James A. Ajello
       Chief Financial Officer
       Portland General Electric Company
       121 SW Salmon Street
       Portland, Oregon 97204

                                                        Re: Portland General
Electric Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No.
001-05532-99

       Dear Mr. Ajello:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation